FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	☐	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	☐

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement of board resolutions of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on April 30, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)
OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the applicable laws and the requirements of the articles of association of the Company, the fifth session of the board of directors of the Company has considered and resolved unanimously in writing the following resolutions on April 29, 2008:

I.           After considering the Proposal on Acquisition of 100% Equity Interests in SinoSing Power Pte. Ltd. from Huaneng Group, it is resolved that:

1.	The Company is permitted to acquire 100% Equity Interests in SinoSing Power Pte. Ltd. from Huaneng Group (the "Transfer");

2.	The Agreement in Respect of Transfer of 100% Equity Interests in SinoSing Power Pte. Ltd. from China Huaneng Group to Huaneng Power International Inc. (the "Transfer Agreement") is approved;

3.
Mr. Huang Long, as a director of the Company, is authorized to make any immaterial amendment to the Transfer Agreement according to the circumstances and, subject to agreement with Huaneng Group, to sign the Transfer Agreement and any other document relating thereto on behalf of the Company, each in such way as in the best interest of the Company;

4.
Mr. Huang Long, as a director of the Company, is also authorized to take proper efforts to make any application and/or conduct any procedure in connection with any approval and/or filing necessary for the Transfer from any relevant authorities according to law; and

5.	Mr. Huang Long, as a director of the Company, is further authorized to take proper efforts to handle any other issues relating to the Transfer in such way as in the best interest of the Company.

The board (and independent directors) of the Company are of the opinion that the Transfer Agreement is made (1) according to generally accepted business practice (i.e., based on fair negotiations and the terms of which are no less favorable than those obtainable from independent third parties), (2) at arm's length and in the interest of the Company and its shareholders as a whole, and (3) during the normal course of business of the Company.

II.           Considering and approving the Announcement on Connected Transactions of Huaneng Power International Inc.

The Announcement on Connected Transactions of Huaneng Power International Inc. in connection with the Transfer is approved.  It is also resolved that Mr. Huang Long, as a director of the Company, is authorized to make any immaterial amendment to the Announcement and make appropriate disclosure thereof according to the circumstances.

According to relevant regulations of the jurisdiction on which the Company is listed, Messrs. Li Xiaopeng, Huang Yongda, Huang Long and Wu Dawei, as directors of the Company connected to such transaction, abstained from the vote of the above proposal.  The independent directors of the Company have approved and issued their opinion on such proposal.

The proposals under Item I will be subject to review and approval at the shareholders' meeting of the Company.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:
Li Xiaopeng (Executive Director) Huang Yongda	Qian Zhongwei (Independent Non-executive Director) Xia Donglin

(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
(Independent Non-executive Director) Liu Jipeng (Independent Non-executive Director) Wu Yusheng (Independent Non-executive Director) Yu Ning (Independent Non-executive Director)

Beijing, the PRC
April 30, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    April 30, 2008